UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)
NUVEEN NEW YORK QUALITY MUNICIPAL INCOME FUND
(Name of Issuer)
Preferred Shares
(Title of Class of Securities)
670654102
(CUSIP Number)
Bank of America Corporation Bank of America Corporate Center 100 N. Tryon Street Charlotte, North Carolina 28255
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 7, 2015
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 670654102
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bank of America Corporation 56-0906609

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,270

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,270

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,270

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

*The calculation of the percentage of outstanding shares is based on 2,160 shares of AMTP and VRDP shares outstanding as of June 13, 2024, as disclosed by the Issuer in its Joint Proxy Statement filed with the SEC on June 27, 2024.

CUSIP No. 670654102
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Banc of America Preferred Funding Corporation 75-2939570

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,270

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,270

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,270

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*The calculation of the percentage of outstanding shares is based on 2,160 shares of AMTP and VRDP shares outstanding as of June 13, 2024, as disclosed by the Issuer in its Joint Proxy Statement filed with the SEC on June 27, 2024.

This Amendment No. 6 (this “Amendment”) amends, as set forth below, the statement on Schedule 13D, dated June 3, 2014 and filed with the SEC on June 4, 2014, (as amended to the date hereof, the “Original Schedule 13D”), for Bank of America Corporation (“BAC”) and Banc of America Preferred Funding Corporation (“BAPFC”) (collectively, the “Reporting Persons”) with respect to the adjustable rate munifund term preferred shares (“AMTP Shares”) of Nuveen New York Quality Municipal Income Fund (the “Issuer”).

This Amendment is being filed to disclose previously unreported trades.

Item 2.	Identity and Background

Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment.

Item 5.	Interest in Securities of the Issuer

The Reporting Persons have effected the transactions in securities of the Issuer identified in Schedule III.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.1 and Exhibit 99.2 thereto and inserting the following exhibits in their place:

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of December 13, 2024, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 13, 2024.

BANK OF AMERICA CORPORATION
	By:	/s/ Andres Ortiz
Name: Andres Ortiz
Title: Authorized Signatory

BANC OF AMERICA PREFERRED FUNDING CORPORATION
	By:	/s/ Andres Ortiz
Name: Andres Ortiz
Title: Authorized Signatory

SCHEDULE I

EXECUTIVE OFFICERS AND DIRECTORS OF
REPORTING PERSONS

The following sets forth the name and present principal occupation of each executive officer and director of Bank of America Corporation.  The business address of each of the executive officers and directors of Bank of America Corporation is Bank of America Corporate Center, 100 North Tryon Street, Charlotte, North Carolina 28255.

Name	Position with Bank of America Corporation	Principal Occupation
Brian T. Moynihan	Chairman of the Board, Chief Executive Officer and Director	Chairman of the Board and Chief Executive Officer of Bank of America Corporation
Paul M. Donofrio	Vice Chair	Vice Chair of Bank of America Corporation
Thong M. Nguyen	Vice Chair, Head of Global Strategy & Enterprise Platforms	Vice Chair, Head of Global Strategy & Enterprise Platforms of Bank of America Corporation
Bruce R. Thompson	Vice Chair, Head of Enterprise Credit	Vice Chair, Head of Enterprise Credit of Bank of America Corporation
Dean C. Athanasia	President, Regional Banking	President, Regional Banking of Bank of America Corporation
James P. DeMare	President, Global Markets	President, Global Markets of Bank of America Corporation
Kathleen A. Knox	President, The Private Bank	President, The Private Bank of Bank of America Corporation
Matthew M. Koder	President, Global Corporate and Investment Banking	President, Global Corporate and Investment Banking of Bank of America Corporation
Bernard A. Mensah	President, International; CEO, Merrill Lynch International	President, International of Bank of America Corporation and CEO, Merrill Lynch International
Lindsay DeNardo Hans	President, Co-Head Merrill Wealth Management	President, Co-Head Merrill Wealth Management of Bank of America Corporation
Eric Schimpf	President, Co-Head Merrill Wealth Management	President, Co-Head Merrill Wealth Management of Bank of America Corporation
Aditya Bhasin	Chief Technology and Information Officer	Chief Technology and Information Officer of Bank of America Corporation
D. Steve Boland	Chief Administrative Officer	Chief Administrative Officer of Bank of America Corporation
Alastair Borthwick	Chief Financial Officer	Chief Financial Officer of Bank of America Corporation
Sheri Bronstein	Chief Human Resources Officer	Chief Human Resources Officer of Bank of America Corporation
Geoffrey Greener	Chief Risk Officer	Chief Risk Officer of Bank of America Corporation
Thomas M. Scrivener	Chief Operations Executive	Chief Operations Executive of Bank of America Corporation
Lauren A. Mogensen	Global General Counsel	Global General Counsel of Bank of America Corporation
Lionel L. Nowell, III	Lead Independent Director	Lead Independent Director, Bank of America Corporation; Former Senior Vice President and Treasurer, PepsiCo, Inc.
Sharon L. Allen	Director	Former Chairman, Deloitte LLP
Jose E. Almeida	Director	Chairman, President and Chief Executive Officer of Baxter International Inc.
Pierre J.P. de Weck[1]	Director	Former Chairman and Global Head of Private Wealth Management, Deutsche Bank AG
Arnold W. Donald	Director	Former President and Chief Executive Officer, Carnival Corporation & Carnival plc
Linda P. Hudson	Director	Former Executive Officer, The Cardea Group, LLC and Former President and Chief Executive Officer of BAE Systems, Inc.
Monica C. Lozano	Director	Lead Independent Director, Target Corporation; Former Chief Executive Officer, Former College Futures Foundation and Former Chairman, US Hispanic Media Inc.
Denise L. Ramos	Director	Former Chief Executive Officer and President of ITT Inc.
Clayton S. Rose	Director	Baker Foundation Professor of Management Practice at Harvard Business School
Michael D. White	Director	Former Chairman, President, and Chief Executive Officer of DIRECTV
Thomas D. Woods[2]	Director	Former Vice Chairman and Senior Executive Vice President of Canadian Imperial Bank of Commerce; Former Chairman, Hydro One Limited
Maria T. Zuber	Director	Vice President for Research and E.A., Griswold Professor of Geophysics, MIT

1 Mr. de Weck is a citizen of Switzerland.
2 Mr. Woods is a citizen of Canada.

The following sets forth the name and present principal occupation of each executive officer and director of Banc of America Preferred Funding Corporation.  The business address of each of the executive officers and directors of Banc of America Preferred Funding Corporation is 214 North Tryon Street, Charlotte, North Carolina 28255.

Name	Position with Banc of America Preferred Funding Corporation	Principal Occupation
John J. Lawlor	Director and President	Managing Director, Municipal Markets and Public Sector Banking Executive of BofA Securities, Inc. and Bank of America, National Association
James Duffy	Managing Director	Director; MBAM BFO, The CFO Group of Bank of America, National Association
Michael I. Jentis	Managing Director	Managing Director, Head of Sales – Public Finance of BofA Securities, Inc. and Bank of America, National Association
Mona Payton	Managing Director	Managing Director, Municipal Markets Executive for Short-Term Trading of BofA Securities, Inc. and Bank of America, National Association
Edward J. Sisk	Director and Managing Director	Managing Director, Public Finance Executive of BofA Securities, Inc. and Bank of America, National Association
John B. Sprung	Director	Corporate Director
David A. Stephens	Director and Managing Director	Managing Director, Executive for Public Finance and Public Sector Credit Products of BofA Securities, Inc. and Bank of America, National Association

Schedule II

SCHEDULE OF LITIGATION

Bank of America Corporation and certain of its affiliates, including BofA Securities, Inc. (“BofA Securities,” successor in interest to Merrill Lynch, Pierce, Fenner & Smith Incorporated) and Bank of America, N.A., have been involved in a number of civil proceedings and regulatory actions which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violations of federal or state securities laws. Such proceedings are reported and summarized in the BofA Securities Form BD as filed with the SEC, which descriptions are hereby incorporated by reference.

Schedule III

The following tables set forth all unreported transactions with respect to common stock and derivative securities effected by or on behalf of the Reporting Persons.  All of their transactions were effectuated for cash.

COMMON STOCK
TRADE DATE	BUY/SELL	QUANTITY	PRICE	EXECUTION
05/07/2015	B	1,000	$13.7299	OTC
05/07/2015	S	1,000	$13.6854	OTC
10/07/2015	S	33	$13.6276	OTC
10/07/2015	S	200	$13.6276	OTC
10/07/2015	S	17	$13.6276	OTC
10/08/2015	B	250	$13.6299	OTC
11/02/2015	B	59	$13.8267	OTC
11/02/2015	B	103	$13.8267	OTC
11/11/2015	S	162	$13.5568	OTC
12/18/2015	S	12	$13.95	OTC
12/21/2015	B	12	$14.0475	OTC
02/26/2016	B	1,925	$14.4099	OTC
02/26/2016	S	1,400	$14.3952	OTC
02/26/2016	S	525	$14.39	OTC
03/02/2016	S	247	$14.28	OTC
03/02/2016	B	247	$14.2799	OTC
03/16/2016	B	25	$14.498	OTC
03/17/2016	S	25	$14.4801	OTC
04/22/2016	S	40	$15.1125	OTC
04/26/2016	B	40	$15.1099	OTC
06/27/2016	B	43	$15.4575	OTC
07/01/2016	S	43	$15.6725	OTC
07/18/2016	B	64	$15.6464	OTC
07/18/2016	S	64	$15.621	OTC
06/22/2017	S	279	$14.0647	OTC
06/22/2017	B	79	$14.08	OTC
06/22/2017	B	100	$14.08	OTC
06/22/2017	B	100	$14.08	OTC
11/01/2017	B	2,515	$13.86	OTC
11/02/2017	S	2,515	$13.8225	OTC
07/17/2018	B	360	$12.53	OTC
07/17/2018	B	200	$12.53	OTC
07/17/2018	B	100	$12.54	OTC
07/17/2018	B	200	$12.53	OTC
07/17/2018	B	100	$12.53	OTC
07/17/2018	B	200	$12.53	OTC
07/17/2018	B	200	$12.53	OTC
07/17/2018	B	200	$12.53	OTC
07/17/2018	S	200	$12.53	NASDAQ
07/17/2018	S	100	$12.54	NYSE
07/17/2018	S	100	$12.53	NYSE
07/17/2018	S	200	$12.53	BATS X
07/17/2018	S	200	$12.53	ARCA
07/17/2018	S	200	$12.53	EDGE X
07/17/2018	S	200	$12.53	NYSE
07/17/2018	S	360	$12.53	NYSE
09/10/2018	B	2,400	$12.5401	OTC
09/10/2018	B	2,400	$12.5447	OTC
09/24/2018	B	2,000	$12.2094	OTC
09/24/2018	B	2,000	$12.2061	OTC
09/25/2018	S	900	$12.1867	OTC
09/25/2018	S	1,100	$12.18	OTC
09/25/2018	S	100	$12.2	OTC
09/25/2018	S	1,200	$12.1869	OTC
09/25/2018	S	600	$12.2	OTC
09/25/2018	S	400	$12.187	OTC
09/25/2018	S	100	$12.1952	OTC
09/25/2018	S	100	$12.1862	OTC
09/25/2018	S	6	$12.18	OTC
09/25/2018	S	100	$12.1862	OTC
09/25/2018	S	14	$12.1858	OTC
09/25/2018	S	1,000	$12.1863	OTC
09/25/2018	S	100	$12.1862	OTC
09/25/2018	S	500	$12.1862	OTC
09/25/2018	S	180	$12.1857	OTC
09/25/2018	S	2,400	$12.1808	OTC
08/23/2019	S	6,033	$14.135	OTC
08/26/2019	B	500	$14.14	ARCA
08/26/2019	B	100	$14.15	BATS X
08/26/2019	B	100	$14.15	BATS X
08/26/2019	B	200	$14.15	OTC
08/26/2019	B	200	$14.15	OTC
08/26/2019	B	200	$14.15	OTC
08/26/2019	B	63	$14.15	NYSE
08/26/2019	B	100	$14.15	NYSE
08/26/2019	B	37	$14.15	NYSE
08/26/2019	B	100	$14.14	NYSE
08/26/2019	B	100	$14.14	BATS Y
08/26/2019	B	200	$14.13	EDGE X
08/26/2019	B	100	$14.13	NASDAQ
08/26/2019	B	100	$14.13	NASDAQ
08/26/2019	B	200	$14.15	EDGE X
08/26/2019	B	100	$14.15	CSE
08/26/2019	B	100	$14.15	NYSE
08/26/2019	B	100	$14.15	NYSE
08/26/2019	B	100	$14.15	EDGE X
08/26/2019	B	100	$14.15	EDGE X
08/26/2019	B	200	$14.17	ARCA
08/26/2019	B	100	$14.17	NYSE
08/26/2019	B	100	$14.17	NYSE
08/26/2019	B	100	$14.17	NYSE
08/26/2019	B	100	$14.14	EDGE X
08/26/2019	B	100	$14.14	EDGE X
08/26/2019	B	200	$14.17	OTC
08/26/2019	B	200	$14.17	OTC
08/26/2019	B	100	$14.16	NYSE
08/26/2019	B	100	$14.16	NYSE
08/26/2019	B	200	$14.17	OTC
08/26/2019	B	100	$14.17	NYSE
08/26/2019	B	100	$14.17	NYSE
08/26/2019	B	200	$14.17	OTC
08/26/2019	B	200	$14.17	OTC
08/26/2019	B	100	$14.17	EDGE X
08/26/2019	B	100	$14.17	OTC
08/26/2019	B	200	$14.17	OTC
08/26/2019	B	100	$14.17	EDGE X
08/26/2019	B	100	$14.17	NYSE
08/26/2019	B	100	$14.17	NYSE
08/26/2019	B	100	$14.17	EDGE X
08/26/2019	B	100	$14.17	EDGE X
08/26/2019	B	100	$14.17	NYSE
08/26/2019	B	100	$14.17	NYSE
08/26/2019	B	30	$14.17	NYSE
08/26/2019	B	3	$14.17	NYSE
08/27/2019	S	281	$14.1644	OTC
09/03/2019	B	281	$14.2768	OTC
03/19/2020	S	10,994	$10.7605	OTC
03/20/2020	B	200	$11.59	OTC
03/20/2020	B	1,000	$11.58	OTC
03/20/2020	B	1,200	$11.58	OTC
03/20/2020	B	100	$11.58	OTC
03/20/2020	B	100	$11.58	OTC
03/20/2020	B	100	$11.58	OTC
03/20/2020	B	100	$11.6	OTC
03/20/2020	B	100	$11.6	OTC
03/20/2020	B	100	$11.61	OTC
03/20/2020	B	96	$11.61	OTC
03/20/2020	B	100	$11.61	OTC
03/20/2020	B	100	$11.61	OTC
03/20/2020	B	100	$11.61	OTC
03/20/2020	B	96	$11.61	OTC
03/20/2020	B	96	$11.61	OTC
03/20/2020	B	96	$11.61	OTC
03/20/2020	B	96	$11.61	OTC
03/20/2020	B	96	$11.61	OTC
03/20/2020	B	100	$11.61	OTC
03/20/2020	B	100	$11.61	OTC
03/20/2020	B	100	$11.61	OTC
03/20/2020	B	100	$11.61	OTC
03/20/2020	B	96	$11.61	OTC
03/20/2020	B	96	$11.61	OTC
03/20/2020	B	4	$11.62	OTC
03/20/2020	B	400	$11.56	OTC
03/20/2020	B	200	$11.56	OTC
03/20/2020	B	100	$11.61	OTC
03/20/2020	B	700	$11.56	OTC
03/20/2020	B	100	$11.61	OTC
03/20/2020	B	100	$11.61	OTC
03/20/2020	B	200	$11.56	OTC
03/20/2020	B	600	$11.56	OTC
03/20/2020	B	500	$11.56	OTC
03/20/2020	B	300	$11.56	OTC
03/20/2020	B	200	$11.61	OTC
03/20/2020	B	504	$11.62	OTC
03/20/2020	B	200	$11.56	OTC
03/20/2020	B	400	$11.56	OTC
03/20/2020	B	100	$11.61	OTC
03/20/2020	B	100	$11.61	OTC
03/20/2020	B	100	$11.56	OTC
03/20/2020	B	96	$11.62	OTC
03/20/2020	B	100	$11.6	OTC
03/20/2020	B	100	$11.56	OTC
03/20/2020	B	100	$11.62	OTC
03/20/2020	B	600	$11.56	OTC
03/20/2020	B	100	$11.61	OTC
03/20/2020	B	22	$11.63	OTC
03/20/2020	B	100	$11.61	OTC
03/20/2020	B	100	$11.61	OTC
03/20/2020	B	100	$11.61	OTC
03/20/2020	B	100	$11.63	OTC
03/20/2020	B	200	$11.63	OTC
06/24/2020	S	1,100	$13.4341	OTC
06/24/2020	B	1,100	$13.455	OTC
07/20/2020	S	62	$13.6911	OTC
07/21/2020	B	62	$13.6926	OTC
07/15/2021	B	220	$15.24	OTC
07/15/2021	S	220	$15.24	NYSE
04/13/2022	S	2,250	$11.8737	OTC
04/13/2022	B	100	$11.89	OTC
04/13/2022	B	100	$11.89	OTC
04/13/2022	B	100	$11.89	OTC
04/13/2022	B	200	$11.89	OTC
04/13/2022	B	100	$11.92	OTC
04/13/2022	B	100	$11.92	OTC
04/13/2022	B	100	$11.92	OTC
04/13/2022	B	100	$11.92	OTC
04/13/2022	B	200	$11.92	OTC
04/13/2022	B	174	$11.93	OTC
04/13/2022	B	174	$11.93	OTC
04/13/2022	B	200	$11.93	OTC
04/13/2022	B	26	$11.93	OTC
04/13/2022	B	126	$11.93	OTC
04/13/2022	B	100	$11.93	OTC
04/13/2022	B	200	$11.93	OTC
04/13/2022	B	24	$11.93	OTC
04/13/2022	B	100	$11.93	OTC
04/13/2022	B	26	$11.93	OTC
04/14/2022	B	270	$11.79	OTC
04/18/2022	S	124	$11.72	OTC
04/18/2022	S	146	$11.72	OTC
08/01/2022	B	400	$12.02	OTC
08/02/2022	S	100	$12.06	OTC
08/02/2022	S	300	$12.06	OTC
09/08/2022	B	285	$11.1031	OTC
09/13/2022	S	170	$11.1673	OTC
09/14/2022	S	141	$11.1717	OTC
09/20/2022	B	200	$11.0	OTC
09/21/2022	S	200	$11.0	OTC
10/04/2022	B	958	$10.4046	OTC
10/05/2022	B	993	$10.2969	OTC
10/11/2022	S	627	$10.2511	OTC
10/12/2022	S	109	$10.2424	OTC
10/20/2022	B	548	$9.9912	OTC
10/27/2022	B	344	$9.7218	OTC
11/01/2022	S	44	$10.0382	OTC
11/02/2022	S	1,013	$9.9326	OTC
11/03/2022	S	663	$9.8661	OTC
11/04/2022	S	114	$9.9138	OTC
11/07/2022	S	186	$9.9754	OTC
11/11/2022	B	29	$10.2724	OTC
11/22/2022	S	114	$10.8303	OTC
12/01/2022	B	24	$11.0013	OTC
12/29/2022	B	800	$10.71	OTC
12/29/2022	B	100	$10.72	OTC
12/29/2022	B	100	$10.72	OTC
12/29/2022	B	100	$10.71	OTC
12/29/2022	B	100	$10.72	OTC
12/29/2022	B	300	$10.71	OTC
12/29/2022	S	100	$10.72	NASDAQ
12/29/2022	S	100	$10.72	NASDAQ
12/29/2022	S	100	$10.71	NASDAQ
12/29/2022	S	800	$10.71	NYSE
12/29/2022	S	100	$10.72	ASE
12/29/2022	S	300	$10.71	NASDAQ
03/28/2023	B	100	$10.76	OTC
03/28/2023	B	100	$10.74	OTC
03/28/2023	B	100	$10.76	OTC
03/28/2023	B	100	$10.76	OTC
03/28/2023	B	400	$10.76	OTC
03/28/2023	B	50	$10.76	OTC
03/28/2023	B	100	$10.76	OTC
03/28/2023	B	100	$10.76	OTC
03/28/2023	B	150	$10.76	OTC
03/28/2023	B	100	$10.76	OTC
03/28/2023	B	100	$10.74	OTC
03/28/2023	B	600	$10.76	OTC
03/28/2023	S	150	$10.76	AMEX
03/28/2023	S	100	$10.76	MEMX
03/28/2023	S	600	$10.76	OTC INTERNAL
03/28/2023	S	50	$10.76	BX
03/28/2023	S	100	$10.76	NYSE
03/28/2023	S	100	$10.76	NYSE
03/28/2023	S	100	$10.74	NYSE
03/28/2023	S	100	$10.76	CHX
03/28/2023	S	100	$10.76	NYSE
03/28/2023	S	100	$10.76	NYSE
03/28/2023	S	400	$10.76	OTC INTERNAL
03/28/2023	S	100	$10.74	NYSE
11/16/2023	B	2,000	$10.0793	OTC
11/17/2023	S	2,000	$10.125	OTC
12/15/2023	B	4,621	$10.8291	OTC
12/18/2023	S	100	$10.85	OTC
12/18/2023	S	300	$10.85	OTC
12/18/2023	S	100	$10.85	OTC
12/18/2023	S	1,321	$10.85	OTC
12/18/2023	S	100	$10.85	OTC
12/18/2023	S	100	$10.85	OTC
12/18/2023	S	100	$10.85	OTC
12/18/2023	S	300	$10.85	OTC
12/18/2023	S	300	$10.85	OTC
12/18/2023	S	400	$10.85	OTC
12/18/2023	S	100	$10.85	OTC
12/18/2023	S	100	$10.85	OTC
12/18/2023	S	300	$10.85	OTC
12/18/2023	S	300	$10.85	OTC
12/18/2023	S	100	$10.85	OTC
12/18/2023	S	100	$10.85	OTC
12/18/2023	S	100	$10.85	OTC
12/18/2023	S	100	$10.85	OTC
12/18/2023	S	200	$10.85	OTC
12/18/2023	S	100	$10.85	OTC
10/17/2024	S	10,400	$11.6159	OTC
10/18/2024	B	100	$11.69	OTC
10/18/2024	B	10,300	$11.69	OTC

DERIVATIVE SECURITIES
TRADE DATE	BUY/SELL	QUANTITY	PRICE	EXECUTION
09/08/2022	S	(1)	(1)	OTC
09/13/2022	B	(2)	(2)	OTC
09/13/2022	S	(2)	(2)	OTC
09/14/2022	B	(3)	(3)	OTC
09/14/2022	B	(4)	(4)	OTC
10/04/2022	S	(5)	(5)	OTC
10/04/2022	S	(6)	(6)	OTC
10/05/2022	B	(7)	(7)	OTC
10/05/2022	S	(7)	(7)	OTC
10/11/2022	B	(8)	(8)	OTC
10/11/2022	S	(8)	(8)	OTC
10/12/2022	B	(9)	(9)	OTC
10/12/2022	S	(9)	(9)	OTC
10/20/2022	B	(10)	(10)	OTC
10/20/2022	S	(10)	(10)	OTC
10/27/2022	B	(11)	(11)	OTC
10/27/2022	S	(11)	(11)	OTC
11/01/2022	B	(12)	(12)	OTC
11/01/2022	S	(12)	(12)	OTC
11/02/2022	B	(13)	(13)	OTC
11/02/2022	S	(13)	(13)	OTC
11/02/2022	B	(14)	(14)	OTC
11/02/2022	S	(14)	(14)	OTC
11/03/2022	B	(15)	(15)	OTC
11/03/2022	S	(15)	(15)	OTC
11/03/2022	B	(16)	(16)	OTC
11/03/2022	S	(16)	(16)	OTC
11/04/2022	B	(17)	(17)	OTC
11/04/2022	S	(17)	(17)	OTC
11/04/2022	B	(18)	(18)	OTC
11/04/2022	S	(18)	(18)	OTC
11/07/2022	B	(19)	(19)	OTC
11/07/2022	S	(19)	(19)	OTC
11/11/2022	B	(20)	(20)	OTC
11/11/2022	S	(20)	(20)	OTC
11/22/2022	B	(21)	(21)	OTC
11/22/2022	S	(21)	(21)	OTC
11/22/2022	B	(22)	(22)	OTC
11/22/2022	B	(23)	(23)	OTC
12/01/2022	S	(24)	(24)	OTC

1. The Reporting Persons entered an equity swap agreement under which, upon the termination of the agreement on October 31, 2023, the counterparty will pay to the Reporting Persons any decrease in the price of the Common Stock below $11.1034 per share and the Reporting Persons will pay to the counterparty any increase in the price of the Common Stock above $11.1034 per share, in each case, based on a notional amount of 285 shares of Common Stock.
2. On September 13, 2022, the Reporting Persons amended the equity swap agreement to reduce the notional number of shares of Common Stock to 115 and to change the reference price used to determine when payments are made to $11.167. Without admitting these changes resulted in a material amendment to the equity swap agreement for purposes of Section 16 of the Securities Exchange Act of 1934, the Reporting Persons have treated the amendment as the termination of the previously reported equity swap agreement and the entering into of a new equity swap agreement reflecting the amended terms.
3. On September 14, 2022, the Reporting Persons terminated the equity swap agreement.
4. The Reporting Persons entered an equity swap agreement under which, upon the termination of the agreement on October 31, 2023, the Reporting Persons will pay to the counterparty any decrease in the price of the Common Stock below $11.1714 per share and the counterparty will pay to the Reporting Persons any increase in the price of the Common Stock above $11.1714 per share, in each case, based on a notional amount of 26 shares of Common Stock.
5. On October 4, 2022, the Reporting Persons terminated the equity swap agreement.
6. The Reporting Persons entered an equity swap agreement under which, upon the termination of the agreement on October 31, 2023, the counterparty will pay to the Reporting Persons any decrease in the price of the Common Stock below $10.4049 per share and the Reporting Persons will pay to the counterparty any increase in the price of the Common Stock above $10.4049 per share, in each case, based on a notional amount of 932 shares of Common Stock.
7. On October 5, 2022, the Reporting Persons amended the equity swap agreement to increase the notional number of shares of Common Stock to 1,925 and to change the reference price used to determine when payments are made to $10.2972. Without admitting these changes resulted in a material amendment to the equity swap agreement for purposes of Section 16 of the Securities Exchange Act of 1934, the Reporting Persons have treated the amendment as the termination of the previously reported equity swap agreement and the entering into of a new equity swap agreement reflecting the amended terms.

8. On October 11, 2022, the Reporting Persons amended the equity swap agreement to reduce the notional number of shares of Common Stock to 1,298 and to change the reference price used to determine when payments are made to $10.2508. Without admitting these changes resulted in a material amendment to the equity swap agreement for purposes of Section 16 of the Securities Exchange Act of 1934, the Reporting Persons have treated the amendment as the termination of the previously reported equity swap agreement and the entering into of a new equity swap agreement reflecting the amended terms.
9. On October 12, 2022, the Reporting Persons amended the equity swap agreement to reduce the notional number of shares of Common Stock to 1,189 and to change the reference price used to determine when payments are made to $10.2421. Without admitting these changes resulted in a material amendment to the equity swap agreement for purposes of Section 16 of the Securities Exchange Act of 1934, the Reporting Persons have treated the amendment as the termination of the previously reported equity swap agreement and the entering into of a new equity swap agreement reflecting the amended terms.
10. On October 20, 2022, the Reporting Persons amended the equity swap agreement to increase the notional number of shares of Common Stock to 1,737 and to change the reference price used to determine when payments are made to $9.9915. Without admitting these changes resulted in a material amendment to the equity swap agreement for purposes of Section 16 of the Securities Exchange Act of 1934, the Reporting Persons have treated the amendment as the termination of the previously reported equity swap agreement and the entering into of a new equity swap agreement reflecting the amended terms.
11. On October 27, 2022, the Reporting Persons amended the equity swap agreement to increase the notional number of shares of Common Stock to 2,081 and to change the reference price used to determine when payments are made to $9.7221. Without admitting these changes resulted in a material amendment to the equity swap agreement for purposes of Section 16 of the Securities Exchange Act of 1934, the Reporting Persons have treated the amendment as the termination of the previously reported equity swap agreement and the entering into of a new equity swap agreement reflecting the amended terms.
12. On November 1, 2022, the Reporting Persons amended the equity swap agreement to reduce the notional number of shares of Common Stock to 2,037 and to change the reference price used to determine when payments are made to $10.0379. Without admitting these changes resulted in a material amendment to the equity swap agreement for purposes of Section 16 of the Securities Exchange Act of 1934, the Reporting Persons have treated the amendment as the termination of the previously reported equity swap agreement and the entering into of a new equity swap agreement reflecting the amended terms.
13. On November 2, 2022, the Reporting Persons amended the equity swap agreement to reduce the notional number of shares of Common Stock to 1,176 and to change the reference price used to determine when payments are made to $9.9323. Without admitting these changes resulted in a material amendment to the equity swap agreement for purposes of Section 16 of the Securities Exchange Act of 1934, the Reporting Persons have treated the amendment as the termination of the previously reported equity swap agreement and the entering into of a new equity swap agreement reflecting the amended terms.
14. On November 2, 2022, the Reporting Persons amended the equity swap agreement to reduce the notional number of shares of Common Stock to 1,024. Without admitting this change resulted in a material amendment to the equity swap agreement for purposes of Section 16 of the Securities Exchange Act of 1934, the Reporting Persons have treated the amendment as the termination of the previously reported equity swap agreement and the entering into of a new equity swap agreement reflecting the amended terms.
15. On November 3, 2022, the Reporting Persons amended the equity swap agreement to reduce the notional number of shares of Common Stock to 493 and to change the reference price used to determine when payments are made to $9.8658. Without admitting these changes resulted in a material amendment to the equity swap agreement for purposes of Section 16 of the Securities Exchange Act of 1934, the Reporting Persons have treated the amendment as the termination of the previously reported equity swap agreement and the entering into of a new equity swap agreement reflecting the amended terms.
16. On November 3, 2022, the Reporting Persons amended the equity swap agreement to reduce the notional number of shares of Common Stock to 361. Without admitting this change resulted in a material amendment to the equity swap agreement for purposes of Section 16 of the Securities Exchange Act of 1934, the Reporting Persons have treated the amendment as the termination of the previously reported equity swap agreement and the entering into of a new equity swap agreement reflecting the amended terms.
17. On November 4, 2022, the Reporting Persons amended the equity swap agreement to reduce the notional number of shares of Common Stock to 264 and to change the reference price used to determine when payments are made to $9.9135. Without admitting these changes resulted in a material amendment to the equity swap agreement for purposes of Section 16 of the Securities Exchange Act of 1934, the Reporting Persons have treated the amendment as the termination of the previously reported equity swap agreement and the entering into of a new equity swap agreement reflecting the amended terms.
18. On November 4, 2022, the Reporting Persons amended the equity swap agreement to reduce the notional number of shares of Common Stock to 247. Without admitting this change resulted in a material amendment to the equity swap agreement for purposes of Section 16 of the Securities Exchange Act of 1934, the Reporting Persons have treated the amendment as the termination of the previously reported equity swap agreement and the entering into of a new equity swap agreement reflecting the amended terms.
19. On November 7, 2022, the Reporting Persons amended the equity swap agreement to reduce the notional number of shares of Common Stock to 61 and to change the reference price used to determine when payments are made to $9.9751. Without admitting these changes resulted in a material amendment to the equity swap agreement for purposes of Section 16 of the Securities Exchange Act of 1934, the Reporting Persons have treated the amendment as the termination of the previously reported equity swap agreement and the entering into of a new equity swap agreement reflecting the amended terms.
20. On November 11, 2022, the Reporting Persons amended the equity swap agreement to increase the notional number of shares of Common Stock to 90 and to change the reference price used to determine when payments are made to $10.2727. Without admitting these changes resulted in a material amendment to the equity swap agreement for purposes of Section 16 of the Securities Exchange Act of 1934, the Reporting Persons have treated the amendment as the termination of the previously reported equity swap agreement and the entering into of a new equity swap agreement reflecting the amended terms.
21. On November 22, 2022, the Reporting Persons amended the equity swap agreement to reduce the notional number of shares of Common Stock to 29 and to change the reference price used to determine when payments are made to $10.83. Without admitting these changes resulted in a material amendment to the equity swap agreement for purposes of Section 16 of the Securities Exchange Act of 1934, the Reporting Persons have treated the amendment as the termination of the previously reported equity swap agreement and the entering into of a new equity swap agreement reflecting the amended terms.
22. On November 22, 2022, the Reporting Persons terminated the equity swap agreement.
23. The Reporting Persons entered an equity swap agreement under which, upon the termination of the agreement on October 31, 2023, the Reporting Persons will pay to the counterparty any decrease in the price of the Common Stock below $10.83 per share and the counterparty will pay to the Reporting Persons any increase in the price of the Common Stock above $10.83 per share, in each case, based on a notional amount of 24 shares of Common Stock.
24. On December 1, 2022, the Reporting Persons terminated the equity swap agreement.
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).